08029856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/06 (MM/DD/YY) AND ENDING 12/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters – North Tower World Financial Center
(No. and Street)

New York	**New York**	**10080**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph F. Regan **(201) 671-0606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 26 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Charles F. Winters and Joseph F. Regan, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 28, 2007, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles F Winters 3/20/08

Signature Date

Managing Director and Chief Operations Officer

Title

J F Regan 3/20/08

Signature Date

Managing Director and Chief Financial Officer

Title

Subscribed and sworn to before me on this 20th day of March, 2008

Christine Sales
Notary Public, State of New York
No. 01SA6107960
Qualified in Richmond County
Commission Expires: April 12, 2008

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) (the "Company") as of December 28, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated balance sheet taken as a whole. The unconsolidated supplemental schedules on pages 37, 38 and 39 are presented for purposes of additional analysis and are not a required part of the basic consolidated balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated balance sheet taken as a whole.

Deloitte & Touche LLP

March 20, 2008

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 28, 2007
(Dollars in Millions, Except Per Share Amounts)

ASSETS	
Cash and cash equivalents	$ 2,645
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	3,113
Securities financing transactions	
Receivables under resale agreements *(includes $10,722 measured at fair value in accordance with SFAS No. 159)*	19,820
Receivables under securities borrowed transactions	68,424
	88,244
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $17,143)	
Equities and convertible debentures	12,131
Corporate debt and preferred stock	11,510
Mortgages, mortgage-backed, and asset-backed	11,279
Derivative contracts	5,464
Money markets	3,682
Municipals	2,390
U.S. government and agencies	2,106
Non-U.S. governments and agencies	279
	48,841
Securities received as collateral, at fair value	6,487
Receivables from affiliated companies (includes $1,000 measured at fair value in accordance with SFAS No. 159)	51,165
Other receivables	
Customers (net of allowance for doubtful accounts of $13)	14,146
Brokers and dealers	10,630
Interest and other	6,065
	30,841
Other investments	1,730
Equipment and facilities (net of accumulated depreciation and amortization of $3,787)	1,483
Goodwill and intangible assets	515
Other assets	655
Total Assets	$ 235,719

See Notes to Consolidated Balance Sheet.

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities financing transactions	
Payables under repurchase agreements *(includes $3,837 measured at fair value in accordance with SFAS No.159)*	$ 67,723
Payables under securities loaned transactions	9,663
	77,386
Payables to affiliated companies (includes $1,128 measured at fair value in accordance with SFAS No. 159)	56,183
Trading liabilities, at fair value	
Equities and convertible debentures	9,192
Derivative contracts	3,929
Corporate debt and preferred stock	2,392
U.S. government and agencies	1,105
Municipals	263
Non-U.S. governments and agencies	123
Mortgages, mortgage-backed, and asset-backed	48
	17,052
Obligations to return securities received as collateral, at fair value	6,487
Other Payables	
Customers	32,011
Brokers and dealers	15,821
Compensation and benefits	4,608
Interest and other	4,976
	57,416
Long-term borrowings (includes $969 measured at fair value in accordance with SFAS No. 159)	1,682
Total Liabilities	216,206
Subordinated borrowings	16,350
Stockholders' Equity	
Preferred stock, $1,000 liquidition preference per share; par value $1 per share; 10,000 shares authorized; 3,100 shares issued and outstanding	3
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	1
Paid-in capital	4,678
Accumulated other comprehensive loss, net of tax	(7)
Accumulated deficit	(1,512)
Total Stockholders' Equity	3,163
Total Liabilities and Stockholders' Equity	$ 235,719

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS—Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, government securities, high yield bonds, municipal securities, financial futures contracts and options. The futures business and foreign exchange activities are conducted through the Company. The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the United States and it also carries positions reflecting trades executed on exchanges outside of the United States through affiliates and/or third-party clearing brokers. As a leading investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent").

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its *Broadcort Division* and through its principal subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and also makes a market in listed option contracts on various options exchanges.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Mutual Fund Advisor Selects® program, Merrill Lynch Personal Advisor program, and Merrill Lynch Global Selects. The Company also offers fee-based financial planning services, including the Financial Foundation® report. The Company provides financing to clients, including margin lending and other extensions of credit. Through the *Beyond Banking*® account, customers have access to a special securities account product designed for everyday transactions, savings and cash management that combines Visa, check writing and ATM access with available advice and guidance.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

BASIS OF PRESENTATION—The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and are presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices. Intercompany balances have been eliminated.

The Consolidated Balance Sheet is presented in U.S. dollars. The Company's non-U.S. subsidiary was transferred to an affiliate as of July 25, 2007.

At December 28, 2007, approximately $35,395 of assets, $30,231 of liabilities and $2,400 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholders' equity of these subsidiaries was $2,764 at December 28, 2007.

During 2007, the Company corrected the prior year consolidation related to one of its subsidiaries. As a result, retained earnings has been adjusted to reflect the restatement by an increase of $51 as of December 29, 2006.

SECURITIZATION ACTIVITIES—In the normal course of business, the Company securitizes commercial and residential mortgage loans, municipal bonds and other types of financial assets. The Company may retain interests in the securitized financial assets through holding tranches of the securitization. In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* the Company recognizes transfers of financial assets that relinquish control as sales to the extent of cash and other proceeds received. Control is considered to be relinquished when all of the following conditions have been met:

a. The transferred assets have been legally isolated from the transferor even in bankruptcy or other receivership;

b. The transferee has the right to pledge or exchange the assets it received or, if the entity is a QSPE (a passive entity with significantly limited permitted activities that is used as a securitization vehicle and is limited in the type of assets it may hold, the derivatives it can enter into and the level of discretion it may exercise through servicing activities), the beneficial interest holders have that right; and

c. The transferor does not maintain effective control over the transferred assets (e.g. the ability to unilaterally cause the holder to return specific transferred assets).

USE OF ESTIMATES—In presenting the Consolidated Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions;
- Assumptions and cash flow projections used in determining whether variable interest entities ("VIEs") should be consolidated and the determination of the qualified status of qualified special purpose entities ("QSPEs");
- The carrying amount of goodwill and other intangible assets;
- The amortization period of intangible assets with definite lives;
- Valuation of share-based payment compensation arrangements by the Parent; and
- Other matters that affect the reported amounts and disclosure of contingencies in the balance sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term.

FAIR VALUE MEASUREMENT—The Company accounts for a portion of its financial instruments at fair value or considers fair value in its measurement. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 159, *Fair Value Option for Certain Financial Assets and Liabilities* ("SFAS No. 159"). The Company adopted SFAS No. 159 in 2007 for certain repurchase and resale financial instruments. See Note 4 to the Consolidated Balance Sheet for further information.

The Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e. the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services while taking into account the counterparty's creditworthiness. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the Consolidated Balance Sheet. For instance, on long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark to fair value all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

LEGAL RESERVES—The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a diversified financial services institution. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

VARIABLE INTEREST ENTITIES AND QUALIFIED SPECIAL PURPOSE ENTITIES—In the normal course of business, the Company enters into a variety of transactions with VIEs. The applicable accounting guidance requires the Company to perform a qualitative and/or quantitative analysis of each new VIE at inception to determine whether it must consolidate the VIE. In performing this analysis, the Company makes assumptions regarding future performance of assets held by the VIE, taking into account estimates of credit risk, estimates of the fair value of assets, timing of cash flows, and other significant factors. Although a VIE's actual results may differ from projected outcomes, a revised consolidation analysis is not required subsequent to the initial assessment unless a reconsideration event occurs. If a VIE meets the conditions to be considered a QSPE, it is typically not required to be consolidated. A QSPE is a passive entity whose activities must be significantly limited. A servicer of the assets held by a QSPE may have discretion in restructuring or working out assets held by the QSPE, as long as that discretion is significantly limited and the parameters of that discretion are fully described in the legal documents that established the QSPE. Determining whether the activities of a QSPE and its servicer meet these conditions requires management judgment.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS—The Company makes certain subjective and complex judgments with respect to its goodwill and intangible assets. These include assumptions and estimates used to determine the fair value. The estimates used are based on historical experience, current knowledge, and available external information about future trends. The Company also makes assumptions and estimates in valuing its intangible assets and determining the useful lives of its intangible assets with definite lives.

EMPLOYEE STOCK OPTIONS—The fair value of stock options is estimated by the Parent as of the grant date based on a Black-Scholes option pricing model. The Black-Scholes model takes into account the exercise price, expected life of the option, current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Certain model inputs require management to exercise judgment. The expected life of the option is based on an analysis of employee's historical exercise behavior. The expected volatility is based on the Parent's historical monthly stock price volatility for the same number of months as the expected life of the option. The fair value of the option, estimated at grant date, is not adjusted for subsequent changes in assumptions.

INCOME TAXES—The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and other factors of the Company through which the deferred tax assets will be realized as discussed in SFAS No. 109. See Note 12 to the Consolidated Balance Sheet for further discussion of income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company estimates the likelihood, based on its technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change.

BALANCE SHEET CAPTIONS—The following are descriptions related to specific balance sheet captions.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. The amounts recognized for cash and cash equivalents in the Consolidated Balance Sheet approximate fair value amounts.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet approximate fair value amounts.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn residual interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance firm inventory positions. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables—Customers* section for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election in SFAS No. 159. Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Consolidated Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

Transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral are recognized on the Consolidated Balance Sheet as an asset carried at fair value, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities brokerage and trading; underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposure in other trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivative contracts—A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity securities, currencies, or credit spreads. Derivatives include futures, forwards, swaps or option contracts, or other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to the Parent's overall risk management policies and procedures.

SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the Consolidated Balance Sheet and measure those instruments at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and if it is designated and qualifies as an accounting hedging instrument. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right of setoff exists under an enforceable netting agreement.

The Company enters into derivatives to facilitate client transactions, for proprietary trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities. Derivatives entered into for these purposes are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in *Derivative contracts*. Such transactions entered into with affiliates are included in *Receivables from affiliated companies* and *Payables to affiliated companies*.

The Company also enters into derivatives in order to manage risk exposures arising from assets and liabilities not carried at fair value. The Company enters into fair value hedges of long-term fixed rate resale and repurchase agreements to manage the interest rate risk of these assets and liabilities. Subsequent to the adoption of SFAS No. 159, the Company elected to account for these instruments on a fair value basis rather than apply hedge accounting.

The Company also enters into hedges for its net investments in foreign operations in order to mitigate the impact of changes in exchange rates. These derivatives are reported at fair value in *Other assets* or *Interest and other payables* on the Consolidated Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as hedges of a net investment in a foreign operation are recorded in the foreign currency translation adjustment within *Accumulated other comprehensive income*.

The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in fair value of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting. For fair value hedges, the Company assesses effectiveness on a prospective basis by comparing the expected change in the price of the hedge instrument to the expected change in the value of the hedged item under various interest rate shock scenarios. In addition, the Company assesses effectiveness on a retrospective basis using the dollar-offset ratio approach. When assessing hedge effectiveness, there are no attributes of the derivatives used to hedge the fair value exposure that are excluded from the assessment. Ineffectiveness associated with these hedges was immaterial.

Other Receivables and Payables–Customers—Customer securities and financially settled OTC commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Other Receivables and Payables–Brokers and Dealers—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Other Receivables and Payables–Interest and Other —Interest and other receivables include interest receivable on corporate and government obligations, customer receivables, stock borrowed transactions, receivables from commissions and fees, dividends and income taxes. Interest and other payables include interest payable for corporate and government obligations, customer payables, stock loan transactions, reserves, dividends and income taxes.

Other Payables–Compensation and Benefits—Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Other Investments—The Company's other investments primarily include private equity investments accounted for at fair value and securities carried at cost or under the equity method of accounting.

Private equity investments that are held for capital appreciation and/or current income are accounted for under the AICPA Accounting and Auditing Guide, *Investment Companies* ("the Investment Company Guide") and carried at fair value. The carrying value of private equity investments reflects expected exit values based upon market prices or other valuation methodologies including expected cash flows and market comparables of similar companies.

Dividend distributions are generally recorded as reductions in the investment balance. Impairment testing is based on the guidance provided in Accounting Principles Board ("APB") Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, and the investment is reduced when an impairment is deemed other-than-temporary.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Qualifying costs incurred in the development of internal-use software are capitalized when costs exceed $5 and amortized over the useful life of the developed software, not to exceed three years.

Goodwill and Intangible Assets—Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Intangible assets consist primarily of value assigned to customer relationships. Intangible assets are tested for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definitive lives are amortized over their respective estimated useful lives.

Other Assets—Other assets consist primarily of prepaid pension expense, which is allocated to the Company by the Parent, related to plan contributions in excess of obligations, other prepaid expenses, deferred deal related expenses and other deferred charges.

Long-term Borrowings—Long-term borrowings arise primarily from the consolidation of VIEs that the Company is required to consolidate because QSPE status has not been met and the Company is the primary beneficiary as it retains the residual interest. In addition, it includes other VIEs where the company is the primary beneficiary and must consolidate the funds.

BORROWING ACTIVITIES—The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent (see Note 7) and repurchase agreements.

STOCK BASED COMPENSATION—The Parent adopted the provisions of Statement No. 123 (revised 2004), *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R") in 2006.

INCOME TAXES—The results of operations of the Company and its wholly-owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. In addition, the Company files tax returns in certain states on a stand-alone basis.

NEW ACCOUNTING PRONOUNCEMENTS— On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159. SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability, or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 was effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption was permitted provided that the entity makes that choice in the first 120 days of that fiscal year, has not yet issued balance sheet for any interim period of the fiscal year of adoption; and also elects to apply the provisions of SFAS No. 157. The Company adopted SFAS No. 159 in 2007. The impact of adopting SFAS No. 159 did not have an effect on beginning retained earnings.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure about fair value measurements. In addition, SFAS No. 157 prohibits the use of block discounts for large positions. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided that the entity has not yet issued balance sheet for that fiscal year, including any interim periods. The provisions of SFAS No. 157 are to be applied prospectively, except the provisions related to block-discounts. The Company adopted SFAS No. 157 in 2007. The impact of adopting SFAS No. 157 did not have an effect on beginning retained earnings.

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's balance sheet and prescribes a recognition threshold and measurement attribute for the balance sheet recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company in 2007 and the Company recognized no change to beginning retained earningsand to the liability for unrecognized tax benefits.

In April 2007, the FASB issued Staff Position ("FSP") No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset cash collateral receivables or payables with net derivative positions. FSP FIN 39-1 was effective for fiscal years beginning after November 15, 2007 with early adoption permitted. FSP FIN 39-1 did not have an effect on the Consolidated Balance Sheet as it clarified the acceptability of existing market practice.

2. RELATED PARTY TRANSACTIONS

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies.

The Company clears certain securities and financially settled OTC commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Newly hired financial advisors are offered cash upfront as a sign-on bonus and the loan is structured as a "forgivable" loan, in which the financial advisor will be released from repayment obligations for as long as they remain with the Company during the vesting period. The loan is amortized on a straight-line basis over the vesting period. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 28, 2007, the Company had loans outstanding from financial advisors of $365, which is included in *Interest and other receivables* on the Consolidated Balance Sheet.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$29,358
Receivables under securities borrowed transactions	11,706
Trading assets	1,851
Brokers and dealers	1,454
Loans	1,376
Customers	352
Other	5,068
	$51,165

Payables to affiliated companies are comprised of:

Payables under securities loaned transactions	$23,942
Customers	15,339
Due to Parent, net	9,817
Trading liabilities	2,869
Payables under repurchase agreements	2,495
Loans	777
Brokers and dealers	417
Other	527
	$56,183

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $11,420 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,735 of collateralized, short-term borrowings outstanding under two revolving loan agreements with available commitments totaling $1,800. Borrowings outstanding under these agreements, which mature 12 months following demand,

are collateralized by fixed assets and securities. Amounts due to the Parent are offset by certain other receivables from the Parent.

As of December 28, 2007, the Company had a payable of $457 to the Parent related to share-based compensation expenses, which is included in *Compensation and benefits payable* on the Consolidated Balance Sheet.

3. TRADING ACTIVITIES

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate agreements used by the Company include caps, collars, floors, basis swaps, leveraged swaps and options. Interest rate caps and floors provide the purchaser with protection against rising and falling interest rates, respectively. Interest rate collars combine a cap and a floor, providing the purchaser with a predetermined interest rate range. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates. Leveraged swaps are another type of interest rate swap where changes in the variable rate are multiplied by a contractual leverage factor, such as four times three-month LIBOR (London Interbank Offered Rate). The Company's exposure to interest rate risk resulting from these leverage factors is typically hedged with other financial instruments.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies,

agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (i.e., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument)). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Commodity Price Risk—The Company enters into exchange-traded contracts and financially settled OTC derivatives. Commodity contracts expose the Company to the risk that the price of the underlying commodity may rise or fall.

Counterparty Credit Risk—The Company is exposed to the risk of loss if an individual, counterparty or an issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the Market Risk section.

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 28, 2007, the Company's most significant concentration of net credit risk was with the U.S. Government and its agencies. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $2,106 at December 28, 2007. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale agreement and securities borrowed transactions at December 28, 2007 totaled $9,979, of which $9,103 was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

<u>*Concentration of Risk to the U.S. Sub-Prime Residential Mortgage Market*</u>

At December 28, 2007, the Company had sizeable exposure to U.S. sub-prime residential mortgages through securities. This included:

- Net exposure of $1,023 in U.S. sub-prime residential mortgage-related positions; and
- Net exposure of $271 in secondary trading exposures related to the asset-backed security collateralized debt obligation ("ABS CDO") business.

Valuation of these exposures will also continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. The Company's ability to mitigate its risk by selling or hedging its exposures is also limited by the market environment. The Company's future results may continue to be materially impacted by the valuation adjustments applied to these positions.

Trading Derivatives—The Company's trading derivatives (*Derivative contracts*) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes. The table below presents fair values of the Company's trading derivatives as of December 28, 2007:

	Fair Value	
	Assets	**Liabilities**
Swap agreements	$ 3,110	$ 3,043
Options	2,852	3,640
Warrants	47	-
Forwards	8	-

The above amounts include trading derivative assets of $553 and trading derivative liabilities of $2,754 with affiliated companies, and are included in *Receivables from affiliated companies* and *Payables to affiliated companies*, respectively.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, as soon as possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable trading assets and liabilities with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agency securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of SFAS No. 157 and SFAS No. 159 in 2007.

Fair Value Measurements — SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under SFAS No. 159.

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain residential and commercial mortgage related assets), and long-dated equity derivatives.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Further, it should be noted that the following tables do not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur. During 2007, a significant amount of assets and liabilities were reclassified from Level 2 to Level 3. This reclassification primarily relates to U.S. sub-prime mortgage-related assets and liabilities, including CDOs, due to a significant decrease in the observability of market pricing for these assets and liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 28, 2007:

	Fair Value Measurements on a Recurring Basis As of December 28, 2007			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities segregated for regulatory purposes	$ 537	$ 147	$ 84	$ 768
Receivables under resale agreements	-	10,722	-	10,722
Trading assets, excluding derivative contracts	14,575	26,440	2,362	43,377
Derivative contracts	1,155	4,209	100	5,464
Securities received as collateral	6,487	-	-	6,487
Other investments	17	907	703	1,627
Other assets	6	-	1	7
Receivables from affiliated companies(1)	294	2,552	5	2,851
Liabilities:				
Payables under repurchase agreements	$ -	$ 3,837	$ -	$ 3,837
Trading liabilities, excluding derivative contracts	10,222	2,901	-	13,123
Derivative contracts	972	2,952	5	3,929
Obligation to return securities received as collateral	6,487	-	-	6,487
Long-term borrowings	-	-	969	969
Payables to affiliated companies(1)	39	3,958	-	3,997

(1) Receivables from affiliated companies and payables to affiliated companies consist of trading assets, trading liabilities, receivables under resale agreements, payables under repurchase agreements and derivative contracts.

Level 3 Assets and Liabilities

Level 3 trading assets primarily include cash positions in U.S. sub-prime ABS CDOs of $855, other asset-backed securities of $612 and non-U.S. government securities of $312.

Level 3 derivative contracts (assets) primarily include long-dated equity derivatives of $95.

Level 3 derivative contracts (liabilities) primarily relate to long-dated equity derivatives of $5.

Fair Value Option — SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The following describes the rationale for electing to account for certain financial assets and liabilities at fair value, as well as the impact of instrument-specific credit risk on the fair value.

Resale and repurchase agreements

The Company elected the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. Resale and repurchase agreements collateralized by U.S. government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require the portion of collateral with a market value equal to or in excess of the principal amount to be maintained with a market value equal to or in excess of the principal amount loaned resulting in immaterial credit risk for such transactions.

For the year ended December 28, 2007, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements and payables under repurchase agreements, for which the fair value option has been elected, was not material to the Consolidated Balance Sheet.

5. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed securities, corporate debt, equity, and non-U.S. governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 28, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $282,263, of which $76,406 was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $156,333, of which $25,374 have been sold or repledged to affiliated companies. In addition, $14,766 of securities received as collateral is segregated in a special reserve account as required by Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company pledges certain firm-owned assets which are included in *Trading assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 28, 2007 are as follows:

Corporate debt and preferred stock	$ 6,192
Equities and convertible debentures	5,582
Mortgages, mortgage-backed and asset-backed	2,019
	$ 13,793

6. SECURITIZATION TRANSACTIONS AND TRANSACTIONS WITH SPECIAL PURPOSE ENTITIES

In the normal course of business, the Company securitizes commercial and residential mortgage loans, municipal bonds and other types of financial assets. SPEs, often referred to as VIEs, are often used when entering into or facilitating securitization transactions. The Company's involvement with SPEs used to securitize financial assets includes: structuring and/or establishing SPEs; selling assets to SPEs; underwriting, distributing, and making markets in securities issued by SPEs; engaging in derivative transactions with SPEs; owning notes or certificates issued by SPEs; and/or providing liquidity facilities and other guarantees to, or for the benefit of, SPEs.

The Company securitized assets of $152,076 for the year ended December 28, 2007.

In certain instances the Company retains interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by SPEs created to securitize assets.

Retained interests are recorded on the Consolidated Balance Sheet at fair value. To obtain fair values, observable market prices are used if available. Where observable market prices are unavailable, the Company generally estimates fair value initially and on an ongoing basis based on the present value of expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. Retained interests are held as trading assets.

Retained interests in securitized assets were approximately $2,035 at December 28, 2007, which related primarily to residential mortgage loan and commercial mortgage and other loan securitization transactions. A portion of the retained interest balance consists of mortgage-backed securities that have limited price transparency. The majority of these retained interests include mortgage-backed securities that the Company had expected to sell to investors in the normal course of its underwriting activity. However, the timing of any sale is subject to current and future market conditions. A portion of the retained interests represent residual interests in U.S. sub-prime mortgage securitizations and is included in the Level 3 U.S. ABS CDO exposure disclosed in Note 4 to the Consolidated Balance Sheet.

The following table presents information on retained interests, excluding the offsetting benefit of financial instruments used to hedge risks, held by the Company as of December 28, 2007 arising from the Company's residential mortgage loan and commercial mortgage and other loan securitization transactions. The pre-tax sensitivities of the current fair value of the retained interests to immediate 10% and 20% adverse changes in assumptions and parameters are also shown.

	Residential Mortgage Loans	Commercial Mortgage and Other Loans
Retained interest (fair value)	$ 1,799	$ 236
Weighted average life (in years)	3.7	1.2
Range	0.0 - 28.0	1.6 - 9.9%
Weighted average credit losses (rate per annum)	0.0%	0.6%
Range	0.0 - 10.7%	3.1 - 3.9%
Impact on fair value of 10% adverse change	$ (1)	$ (2)
Impact on fair value of 20% adverse change	$ (2)	$ (4)
Weighted average discount rate	7.7%	12.3%
Range	0.0 - 94.1%	7.1 - 25.0%
Impact on fair value of 10% adverse change	$ (40)	$ (9)
Impact on fair value of 20% adverse change	$ (78)	$ (17)
Weighted average prepayment speed (CPR)	37.5%	35.1%
Range	0.0 - 86.3%	16.0 -92.0%
Impact on fair value of 10% adverse change	$ (14)	$ (2)
Impact on fair value of 20% adverse change	$ (28)	$ (5)

CPR = Constant Prepayment Rate

The preceding sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not include the offsetting benefit of financial instruments that the Company utilizes to hedge risks, including credit, interest rate, and prepayment risk, that are inherent in the retained interests. These hedging strategies are structured to take into consideration the hypothetical stress scenarios above such that they would be effective in principally offsetting the Company's exposure to loss in the event these scenarios occur.

The weighted average assumptions and parameters used initially to value retained interests relating to securitizations that were still held by the Company as of December 28, 2007 were as follows:

	Residential Mortgage Loans	Commercial Mortgage and Other Loans
Weighted average life (in years)	5.0	2.7
Credit losses (rate per annum)	0.0 %	0.5 %
Weighted average discount rate	4.1 %	6.7 %
Prepayment speed assumption (CPR)	29.5 %	17.0 %

CPR = Constant Prepayment Rate

In the case of residential mortgage loan, commercial mortgage loan and other securitizations, the investors and the securitization trust have no recourse to the Company's other assets for failure of mortgage holders to pay when due.

The following table presents quantitative information about principal amounts outstanding and delinquencies of securitized financial assets as of December 28, 2007.

	Residential Mortgage Loans	Commercial Mortgage and Other Loans
Principal amount outstanding	$ 88,530	$ 20,003
Delinquencies	1,299	25

Variable Interest Entities—FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of APB No. 51* ("FIN46R"), requires an entity to consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the variability of the VIE's expected losses, receive a majority of the variability of the VIE's expected residual returns, or both. The entity required to consolidate a VIE is known as the primary beneficiary. A QSPE is a type of VIE that holds financial instruments and distributes cash flows to investors based on preset terms. QSPEs are commonly used in mortgage and other securitization transactions. In accordance with SFAS No. 140 and FIN 46R, the Company typically does not consolidate QSPEs.

Where an entity is a significant variable interest holder, FIN 46R requires that entity to disclose its maximum exposure to loss as a result of its interest in the VIE. It should be noted that this measure does not reflect the Company's estimate of the actual losses that could result from adverse changes because it does not reflect the economic hedges the Company enters into to reduce its exposure.

The following tables summarize the Company's involvement with certain VIEs as of December 28, 2007. The table below does not include information on QSPEs or those VIEs where the Company is the primary beneficiary and holds a majority of the voting interests in the entity.

	Primary Benificiary			Significant Variable Interest Holder	
	Total Asset Size[2]	Net Asset Size[3]	Recourse To Merrill Lynch[4]	Total Asset Size[2]	Maximum Exposure
December 28, 2007					
Loan VIEs	$ 584	$ 584	$ -	$ -	$ -
Guaranteed and other funds[1]	1,117	1,098	713	-	-

(1) The maximum exposure for guaranteed and other funds is the fair value of the Company's investments, derivatives entered into with the VIEs if they are in an asset position, and liquidity and credit facilities with certain VIEs.

(2) This column reflects the total size of the assets held in the VIE.

(3) This column reflects the size of the assets held in the VIE after accounting for intercompany eliminations and any balance sheet netting of assets and liabilities as permitted by FIN 39.

(4) This column reflects the extent, if any, to which investors have recourse to the Company beyond the assets held in the VIE.

The Company has entered into transactions with a number of VIEs in which it is the primary beneficiary and therefore must consolidate the VIE or is a significant variable interest holder in the VIE. The following are the VIEs:

Loan VIEs–The Company has investments in VIEs that hold loans. The Company may be either the primary beneficiary, which would result in consolidation of the VIE, or may be a significant variable interest holder. These VIEs include entities that are primarily designed to provide financing to clients. In addition, these VIEs include securitization vehicles that the Company is required to consolidate because QSPE status has not been met and the Company is the primary beneficiary as it retains the residual interest. For consolidated VIEs that hold loans, the assets of the VIEs are recorded in *Trading assets* on the Consolidated Balance Sheet. The beneficial interest holders in these VIEs have no recourse to the general credit of the Company; their investments are paid exclusively from the assets in the VIE. The increase in total and net asset size in the table above for Loan VIEs is a result of the Company's inability to sell mortgage related securities because of the illiquidity in the securitization markets. The Company's inability to sell certain securities disqualified the VIEs as QSPEs, thereby resulting in the Company's consolidation of the VIEs.

Guaranteed and Other Funds–The Company is a sponsor of funds that provide a guaranteed return to investors at the maturity of the VIE. This guarantee may include a guarantee of the return of an initial investment or of the initial investment plus an agreed upon return depending on the terms of the VIE. Investors in certain of these VIEs have recourse to the Company to the extent that the value of the assets held by the VIEs at maturity is less than the guaranteed amount. In some instances, the Company is the primary beneficiary and must consolidate the fund. Assets held in these VIEs are primarily classified in *Trading assets* on the Consolidated Balance Sheet.

7. SUBORDINATED BORROWINGS

At December 28, 2007, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S:			
Revolving Subordinated Loan	August 29, 2009	$ 10,550	$ 12,000
Cash Subordinated Loan	December 31, 2009	500	500
Cash Subordinated Loan	March 31, 2010	500	500
Cash Subordinated Loan	September 30, 2010	1,400	1,400
Cash Subordinated Loan	December 31, 2010	1,000	1,000
MLPCC			
Revolving Subordinated Loan	April 30, 2009	1,900	3,850
Cash Subordinated Loan	April 30, 2010	500	500
		$ 16,350	$ 19,750

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR plus a spread. The carrying value of these borrowings approximate fair value.

As of January 25, 2008, MLPF&S increased its credit facility with the Parent by $1,000 and its subordinated borrowings by $1,800. As of March 20, 2008, MLPCC increased its subordinated borrowings due to the Parent by $550.

8. STOCKHOLDERS' EQUITY

MLPF&S is authorized to issue 1,200 shares of $1,000 par value common stock. At December 28, 2007, there were 1,000 shares issued and outstanding. In March 2007, MLPF&S declared and distributed dividends of $1,003 to the Parent.

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 28, 2007, there were no preferred shares issued.

MLPCC is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000 per share. At December 28, 2007, there were 3,100 preferred shares issued and outstanding.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation–The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the

primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies.

The Company believes it has strong defenses to, and where appropriate, will vigorously contest, many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. The Company may explore potential settlements before a case is taken through trial because of the uncertainty, risks, and costs inherent in the litigation process. In accordance with SFAS No. 5, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, arbitrations, and investigations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in matters in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. The Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company as set forth on the Consolidated Balance Sheet.

The actions against the Company include, but are not limited to, the following:

IPO Underwriting Fee Litigation

In re Public Offering Fee Antitrust Litigation and In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation: Beginning in 1998, the Company was named one of approximately two dozen defendants in purported class actions filed in the United States District Court for the Southern District of New York alleging that underwriters conspired to fix the "fee" paid to purchase certain initial public offering securities at 7% in violation of antitrust laws. These complaints have been filed by both investors and issuers in initial public offerings. On February 24, 2004, the court held that the purchaser plaintiffs' claims for damages were barred, but declined to dismiss the claim for injunctive relief. On April 18, 2006, the court held that the issuer claim could not proceed as a class action. On September 11, 2007, the Second Circuit Court of Appeals vacated the April 18 decision and remanded the case for further proceedings on the issue of class certification. Following the remand, plaintiffs have moved for class certification of the issuer class, and the defendants have opposed class certification. The court has not issued a decision on the class certification issue.

IPO Allocation Litigation

In re Initial Public Offering Securities Litigation: Beginning in 2001, the Company was named as one of the defendants in approximately 110 securities class action complaints alleging that dozens of underwriter defendants artificially inflated and maintained the stock prices of securities by creating an artificially high post-IPO demand for shares. On October 13, 2004, the district court, having previously denied defendants' motions to dismiss, issued an order allowing certain of these cases to proceed against the underwriter defendants as class actions. On December 5, 2006, the Second Circuit Court of Appeals reversed this order, holding that the district court erred in certifying these cases as class actions. On September 27, 2007, plaintiffs again moved for class certification. On December 21, 2007, defendants filed their opposition to plaintiffs' motion. The court has not issued a decision on the class certification issue.

Enron Litigation

Newby v. Enron Corp. et al.: On April 8, 2002, the Company was added as a defendant in a consolidated class action filed in the United States District Court for the Southern District of Texas on behalf of the purchasers of Enron's publicly traded equity and debt securities during the period October 19, 1998 through November 27, 2001. The complaint alleges, among other things, that the Company engaged in improper transactions in the fourth quarter of 1999 that helped Enron misrepresent its earnings and revenues in the fourth quarter of 1999. The district court has denied the Company's motions to dismiss, and certified a class action by Enron shareholders and bondholders against the Company and other defendants. On March 19, 2007, the Fifth Circuit Court of Appeals reversed the district court's decision certifying the case as a class action. On January 22, 2008, the Supreme Court denied plaintiffs' petition to review the Fifth Circuit's decision. The Company intends to move for summary judgment dismissing the action. Plaintiffs have stated they will oppose that motion.

Mortgage-Related Litigation

On February 1, 2008, the Secretary of the Commonwealth of Massachusetts filed an administrative complaint against the Company and two of its former financial advisors based in part on the Company's sale of auction market securities backed by collateralized debt obligations to the City of Springfield, Massachusetts without the express permission of the City. Prior to the filing of the complaint, the Company agreed to repurchase the securities at par and terminated the two financial advisors responsible for handling the account. The complaint seeks, among other things, an administrative fine, injunctive relief, and the appointment of a consultant.

Regulatory Investigations

The Company is cooperating with regulators investigating subprime-related activities.

Bank Sweep Programs Litigation

DeBlasio v. Merrill Lynch, et al: On January 12, 2007, a purported class action was brought against the Company and three other securities firms in the United States District Court for the Southern District of New York alleging that their bank sweep programs violated state law because their terms were not adequately disclosed to customers. On May 1, 2007, plaintiffs filed an amended complaint, which added additional defendants. On November 12, 2007, defendants filed motions to dismiss the second amended complaint. Briefing on the motion is expected to be completed by March 6, 2008.

Employment Litigation

McReynolds v. Merrill Lynch: On November 18, 2005, a purported class action was filed in the United States District Court for the Northern District of Illinois seeking to certify a class of current and former African American Company employees, as well as African Americans who applied for employment. Plaintiff alleges that the Company has engaged in a pattern and practice of discrimination against African Americans in violation of federal Civil Rights statutes. The Company is vigorously contesting these claims.

Short Sales Litigation

Electronic Trading Group, LLC v. Banc of America Securities LLC, et al: On April 12, 2006, a purported class action was filed against eleven financial services firms, including the Company, in the United States District Court for the Southern District of New York. The case alleged that the defendants

violated federal antitrust laws by charging unearned fees on short sales by their clients even when they failed to borrow and/or deliver stock in support of those short sales. On December 20, 2007, the court granted defendants' motion to dismiss. Plaintiffs have filed an appeal.

Avenius v. Banc of America Securities LLC, et al: On June 22, 2006, 37 purchasers of securities of NovaStar Financial filed an action against eleven financial services firms, including the Company, in the California Superior Court in San Francisco. The case alleges that the defendants improperly depressed the price of NovaStar Financial shares by facilitating short sales that did not comply with regulatory requirements. The Company is vigorously defending itself against these charges. On July 17, 2007, the Superior Court of the State of California, County of San Francisco, rejected defendants' argument that state law claims of facilitating improper short sales were preempted by the federal securities laws. The court did not rule on the substance of the underlying claims. The defendants, including the Company, are vigorously defending themselves against the claims.

Overstock.com, Inc. v. Morgan Stanley & Co., et al: On February 2, 2007, Overstock.com brought an action in the Superior Court of the State of California, County of San Francisco, against approximately a dozen investment banks, including the Company, alleging that they violated state law by improperly facilitating short sales of Overstock.com, which artificially depressed the price of its shares. The Company is vigorously defending itself against these charges. On July 17, 2007, the Superior Court of the State of California, County of San Francisco, rejected defendants' argument that state law claims of facilitating improper short sales were preempted by the federal securities laws. The court did not rule on the substance of the underlying claims. The defendants, including the Company, are vigorously defending themselves against the claims.

Leases— The Parent and the Company have entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2024, including the World Financial Center Headquarters ("WFC"). The Company has also entered into various non-cancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 28, 2007 are presented below:

	WFC	Other	Total
2008	$ 79	$ 221	$ 300
2009	79	216	295
2010	79	188	267
2011	79	149	228
2012	79	117	196
Thereafter	61	280	341
Total	$ 456	$ 1,171	$ 1,627

The minimum rental commitments shown above have not been reduced by $145 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments—In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 28, 2007 would not have had a material effect on the consolidated financial condition of the Company.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $2,049 at December 28, 2007.

The Company has commitments to purchase partnership interests, primarily related to private equity, of $22 at December 28, 2007. The Company has also entered into agreements with providers of market data, communications, and systems consulting services. At December 28, 2007, minimum fee commitments over the remaining life of these agreements aggregated $360. The Company entered into commitments to purchase loans of $201 (which upon settlement of the commitment will be included in trading assets) at December 28, 2007. Other purchasing commitments amounted to $2.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps (contracts that require the Company to pay the counterparty the par value of a referenced security if that referenced security defaults). The Company does not monitor, for accounting purposes, whether its clients enter into these derivative contracts for speculative purposes or hedging purposes. Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative contracts, such as written interest rate caps and written currency options, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates or changes in foreign exchange rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

These guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Derivative contracts [(1)]	$ 4,648	$ 1,268	$ 3,168	$ 182	$ 30	$ 225
Standby letters of credit	31	-	-	29	2	-
Performance guarantee [(2)]	7	7	-	-	-	-

(1) As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount, although the notional value should not be considered as a reliable indicator of the Company's exposure to these contracts.

(2) Relates to MLPCC guaranteeing on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

The Company provides guarantees in the form of standby letters of credit. The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the Consolidated Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearing house. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

10. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent.

Defined Contribution Plans—The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(K) Savings & Investment Plan ("401(K)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions—The Company provides health and life insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. At December 28, 2007, neither the Company nor the Parent had funded these plans.

Postemployment Benefits—The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 28, 2007, since future severance costs are not estimable.

11. EMPLOYEE INCENTIVE PLANS

The Parent adopted the provisions of SFAS No. 123R in 2006. See Note 1 to the Consolidated Balance Sheet for further information.

To align the interests of employees with those of stockholders, the Parent sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in several compensation plans sponsored by the Parent, which provide eligible employees with shares of the Parent's common stock or options to purchase such stock, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Employee Stock Compensation Plan ("ESCP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

At December 28, 2007, the Company had $1,394 of total unrecognized compensation cost related to non-vested share-based payment compensation arrangements.

LTICP, ESCP and ECAP—LTICP, ESCP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain employees. LTICP consist of the Long-Term Incentive Compensation Plan, a shareholder approved plan used for grants to executive officers, and the Long-Term Incentive Compensation Plan for Managers and Producers, a broad-based plan which was approved by the Parent's Board of Directors, but has not been shareholder approved. LTICP provide for the issuance of Restricted Shares, Restricted Units, and Non-qualified Stock Options, as well as Incentive Stock Options, Performance Shares, Performance Units, Performance Options, Stock Appreciation Rights, and other securities of the Parent. ESCP, a broad-based plan approved by shareholders in 2003, provides for the issuance of Restricted Shares, Restricted Units, Non-qualified Stock Options and Stock Appreciation Rights. ECAP, a shareholder-approved plan, provides for the issuance of Restricted Shares, as well as Performance Shares. All plans under LTICP, ESCP and ECAP may be satisfied using either treasury or newly issued shares of the Parent. As of December 28, 2007, no instruments other than Restricted Shares, Restricted Units, Non-qualified Stock Options, Performance Options and Stock Appreciation Rights had been granted.

Restricted Shares and Units—Restricted Shares are shares of the Parent's common stock carrying voting and dividend rights. A Restricted Unit is deemed equivalent in fair market value to one share of common stock. Substantially all awards are settled in shares of common stock. Recipients of Restricted Unit awards receive cash payments equivalent to dividends. Under these plans, such shares and units are restricted from sale, transfer, or assignment until the end of the restricted period. Such shares and units are subject to forfeiture during the vesting period, for grants under LTICP, or the restricted period for grants under ECAP. Restricted share and unit grants made in 2003 through 2005 generally cliff vest in four years. Restricted share and unit grants made in 2006 and 2007 generally step vest in four years. In December 2007, the Parent modified the vesting schedule of certain previously granted stock bonus awards. As a result, all outstanding stock bonus awards held by employees other than certain current or former executive officers, that were scheduled to vest on January 31, 2009, vested on January 31, 2008.

In January 2007, Participation Units were granted from LTICP under the Parent's Managing Partners Incentive Program. The awards granted under this program are fully at risk, and the potential payout varies depending on the Parent's financial performance against pre-determined return on average common stockholders' equity ("ROE") targets. One-third of the Participation Units converted into Restricted Shares on January 31, 2007. Based on the Parent's 2007 performance, no Participation Units will convert on January 31, 2008. The remaining Participation Units will convert on January 31, 2009, subject to the satisfaction of minimum ROE targets determined for the 2008 fiscal year. Participation Units will cease to be outstanding immediately following conversion. If the minimum target is not met, the Participation Units will expire without being converted.

In March 2007, Participation Units were granted from LTICP under the Parent's Global Markets and Investment Banking Managing Partners ("GMI") Incentive Program. The awards granted under this program are fully at risk, and the potential payout varies depending on the Parent's financial performance against pre-determined GMI year-over-year pre-tax profit growth target. Based on the Parent's 2007 performance, no Participation Units will convert on January 31, 2008. The remaining Participation Units will convert on January 31, 2009, subject to the satisfaction of minimum pre-tax growth target determined for the 2008 fiscal year. Participation Units will cease to be outstanding immediately following conversion. If the minimum target is not met, the Participation Units will expire without being converted.

The activity for Restricted Shares and Units under these plans during 2007 for the Company follows.

	LTICP		ECAP	ESCP	
	Restricted Shares	**Restricted Units**	**Restricted Shares**	**Restricted Shares**	**Restricted Units**
Outstanding, end of 2006	17,258,767	1,865,180	13,490	17,286,616	369,045
Granted	2,773,219	342,940	6,061	7,550,610	14,459
Released	(7,980,219)	(226,860)	(1,668)	(2,596,498)	(32,660)
Forfeited	(381,200)	(142,557)	(1,248)	(519,597)	(5,682)
Transferred	460,302	(470,480)	612	(357,597)	27,330
Outstanding, end of 2007	**12,130,869**	**1,368,223**	**17,247**	**21,363,534**	**372,492**

The total fair value of Restricted Shares and Units granted to the Company's retirement-eligible employees, or for which service criteria were satisfied during 2007, was $394. The total fair value of Restricted Shares and Units vested during 2007 was $858.

SFAS No. 123R requires the immediate expensing of share-based payment awards granted or modified to retirement-eligible employees in 2007, including awards that are subject to non-compete provisions.

The table below represents the Parent's activity awards with or without a future service requirement of which the Company was a part of:

	No Future Service Required		Future Service Required	
	Shares/Units	Weighted Avg Grant Price	Shares/Units	Weighted Avg Grant Price
Outstanding at December 29, 2006	64,073,393	57.46	7,929,931	66.79
Granted	6,400,014	92.09	17,480,679	89.37
Delivered	(22,185,140)	48.16	-	-
Forfeited	(1,325,085)	63.39	(1,595,961)	84.71
Service criteria satisfied[1]	1,775,701	64.32	(1,775,701)	64.32
Outstanding at December 28, 2007	**48,738,883**	**66.33**	**22,038,948**	**83.60**

(1) Represents those awards for which employees attained requirement-eligibility or for which service criteria were satisfied during 2007, subsequent to the grant date.

The following table represents the Parent's weighted-average fair value per share or unit for 2007 grants of which the Company was a part of:

	2007
LTICP	
Restricted Shares	$ 80.56
Restricted Units	81.28
ECAP Restricted Shares	88.55
ESCP Plans	
Restricted Shares	95.83
Restricted Units	95.60

Non-qualified Stock Options—Non-qualified stock options granted under LTICP in 1996 through 2000 generally became exercisable over five years; options granted in 2001 and 2002 became exercisable after approximately six months. Option and Stock Appreciation Right grants made after 2002 generally become exercisable over four years. The exercise price of these grants is equal to 100% of the fair market value (as defined in LTICP) of a share of the Parent's common stock on the date of grant. Options and Stock Appreciation Rights expire ten years after their grant date.

The total number of Stock Appreciation Rights for the Company that remained outstanding at December 28, 2007 was 6,404.

The Company's activity for Non-qualified Stock Options under LTICP for 2007 follows:

	Options Outstanding	Weighted-Average Exercise Price
Outstanding, end of 2006	70,042,654	51.57
Granted	6,554	95.83
Exercised	(10,769,489)	41.86
Forfeited	(20,058)	56.73
Transferred	(677,075)	64.37
Outstanding, end of 2007	**58,582,586**	**53.21**
Exercisable, end of 2007	**57,487,438**	**53.07**

All Options and Stock Appreciation Rights outstanding as of December 28, 2007 for the Company are fully vested or expected to vest.

At year-end 2007, the weighted-average remaining contractual terms of total options outstanding and exercisable for the Parent were 3.38 years and 3.20 years, respectively.

For the Parent, the weighted-average fair value of options granted in 2007 was $19.29 per option.

The fair value of option awards for the Parent, with vesting based solely on service requirements is estimated on the date of grant based on a Black-Scholes option pricing model using the following weighted-average assumptions. Expected volatilities are based on historical volatility of ML & Co. common stock. The expected term of options granted is equal to the contractual life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend is based on the current dividend rate at the time of grant.

	2007
Risk-free interest rate	4.8%
Expected life	4.3 yrs
Expected volatility	21.4%
Expected dividend yield	1.5%

ESPP—The ESPP, which is approved by the Parent's shareholders, allows the Company's eligible employees to invest from 1% to 10 % of their eligible compensation to purchase the Parent's common stock, subject to legal limits. Purchases are made at a discount equal to 5% of the average high and low market price on the relevant investment date.

FACAAP—Under FACAAP, eligible employees in the Company's Global Wealth Management group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of the Parent's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash.

Other Compensation Arrangements—The Company participates in Parent-sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-

deferred basis by participants. Participants' returns on these contributions may be indexed to various Merrill Lynch mutual funds and other funds including certain Parent-sponsored investment vehicles that qualify as employee securities companies. The Company also participates in several Parent sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 28, 2007, accrued liabilities for these plans and grants totaled $1,754 and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 28, 2007, the Company had such investments totaling $487 in *Other investments* on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $1,046 of the Company's liabilities.

12. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. In addition, the Company files tax returns in certain states on a stand alone basis. At December 28, 2007, the Company had a current tax receivable from the Parent of $1,202.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount on the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's deferred tax assets at December 28, 2007, which are included in *Interest and other receivables*, are comprised of:

Deferred compensation	$ 1,254
Restricted stock/Restricted units	953
Stock options	507
Depreciation	134
Net operating loss	81
Employee benefits and pension	45
Restructuring	5
Valuation and other reserves (1)	5
Valuation allowance, net	(36)
Other, net	76
Net deferred tax asset	$ 3,024

(1) Primarily related to *Trading assets, Litigation* and *Other liabilities.*

The valuation allowance at December 28, 2007 was $36.

At December 28, 2007, the Company had U.S. federal and state net operating loss carryforwards of approximately $24 and $1,500, respectively, which are available to offset future taxable income, if any, for fiscal years ending in 2008 through 2027. The Company also had approximately $31 of state tax credit carryforwards expiring in various years after 2007.

The Company adopted FIN 48 effective in 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 29, 2006	$ 91
Additions based on tax positions related to the current year	27
Balance at December 28, 2007	$ 118

Of the above balance at the end of the year, approximately $17 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Parent is under examination by the Internal Revenue Service ("IRS") and other states with significant business operations, such as New York. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	Years Subject to Examination
US Federal	2004-2007
New York State and City	2002-2007
Massachusetts	2004-2007
California	1997-2007
Illinois	2004-2007
New Jersey	2004-2007
Pennsylvania	2004-2007

The IRS audits of the Parent for the years 2004-2006 may be completed in 2008. It is also reasonably possible that audits in states may conclude in 2008. While it is reasonably possible that a significant reduction in unrecognized tax benefits may occur within 12 months of December 28, 2007, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcome of outstanding issues.

13. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the CFTC. Under the alternative method permitted by the Rule, the minimum required net capital, as defined, shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $500. In addition, this alternative method also requires MLPF&S to maintain tentative net capital of at least $1,000. At December 28, 2007, MLPF&S regulatory net capital of

$3,830 was approximately 14.5% of ADI, and its regulatory net capital in excess of the SEC minimum requirement was $3,266. The CFTC also requires that minimum net capital should not be less than 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement. At December 28, 2007, MLPF&S regulatory net capital of $3,830 exceeded the CFTC minimum requirement of $600 by $3,230.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 28, 2007 as defined by these regulatory authorities is $1,670 and $1,540, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 28, 2007 customer reserve computation, MLPF&S segregated in a special reserve account for the exclusive benefit of customers' qualified securities with a contract value of $9,813. Securities were obtained under resale agreements with an affiliate. Additionally, MLPF&S deposited $799 of cash into a money market deposit special reserve account for the exclusive benefit of customers. MLPCC was in a net receivable position, and therefore had no reserve requirements.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 28, 2007 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $2,620 and $5,530, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 28, 2007, assets segregated and secured and held in separate accounts totaled $11,648 and $2,414 and exceeded requirements by $1,806 and $518 for MLPF&S and MLPCC, respectively.

* * * * * *

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (UNCONSOLIDATED) AS OF DECEMBER 28, 2007 (Dollars in Millions)

COMPUTATION OF NET CAPITAL	
STOCKHOLDER'S EQUITY	$ 3,160
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	13,950
TOTAL STOCKHOLDER'S EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	17,110
NONALLOWABLE ASSETS AND MISCELLANEOUS CAPITAL CHARGES:	
Receivables from customers cash and fully secured accounts, partly secured and unsecured accounts - net of related reserves	115
Securities owned not readily marketable	2,771
Other investments not readily marketable	704
Exchange memberships	6
Investments in and receivables from affiliates	2,907
Equipment and facilities - net of accumulated depreciation and sole recourse financing	624
Dividends and interest receivable	55
Free shipments of securities	25
Loans and advances	5
Other receivables from brokers or dealers and clearing organizations	99
Other assets	2,001
Total non-allowable assets	9,312
Additional charges for customers' and non-customers' security accounts	40
Aged fails to deliver	59
Other deductions and/or charges	969
Total miscellaneous capital charges	1,068
TENTATIVE NET CAPITAL	6,730
Total Market Risk Exposure	2,900
Total Credit Risk Exposure	-
NET CAPITAL	3,830
NET CAPITAL REQUIREMENT (greater of CFTC or SEC)	600
EXCESS NET CAPITAL (over minimum requirement)	$ 3,230
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	14.5 %

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in MLPF&S's unaudited FOCUS Report as of December 28, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT (UNCONSOLIDATED) AS OF DECEMBER 28, 2007 (Dollars in Millions)

SEGREGATION REQUIREMENTS:	
Net ledger balances in accounts of regulated commodity customers:	
Cash	$ 5,251
Securities, at market value	2,615
Net unrealized profit/(loss) on open trades held for regulated commodity customers	1,265
Exchange traded options:	
Market value of open option contracts purchased on a contract market	9,140
Market value of open option contracts sold on a contract market	(9,562)
NET EQUITY OF REGULATED COMMODITY CUSTOMERS	8,709
Accounts liquidating to a deficit and accounts with debit balances with no open trades included above (net of $229 secured by customers' U.S. Treasury obligations)	15
AMOUNT REQUIRED TO BE SEGREGATED	8,724
FUNDS ON DEPOSIT IN SEGREGATION:	
Deposited in segregated funds bank accounts:	
Cash	2,972
Securities representing investment of customers' funds, at market value	2,460
Securities deposited by customers in lieu of cash margins, at market value	787
Margins on deposit with clearing organizations of contract markets:	
Cash on deposit	41
Securities representing investment of customers' funds, at market value	1,655
Securities deposited by customers in lieu of cash margins, at market value	1,819
Settlement due to clearing organizations	56
Value of exchange traded long options	9,140
Value of exchange traded short options	(9,562)
Net equities with other futures commission merchants:	
Net liquidating equity	(6)
Securities held for particular customers or option customers, at market value	1
TOTAL AMOUNT IN SEGREGATION	9,363
EXCESS FUNDS IN SEGREGATION	$ 639

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in MLPF&S's unaudited FOCUS Report as of December 28, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT (UNCONSOLIDATED) AS OF DECEMBER 28, 2007 (Dollars in Millions)

CASH IN BANKS		$ 320
SECURITIES		1,304
AMOUNTS HELD BY MEMBERS OF FOREIGN BOARDS OF TRADE:		
Cash	$ 475	
Securities, at market value	391	
Unrealized loss on open futures contracts	(195)	
Value of long option contracts	44	
Value of short option contracts	(54)	
Total amounts held by members of foreign boards of trade		661
TOTAL FUNDS IN SEPARATE ACCOUNTS		2,285
AMOUNTS REQUIRED TO BE SET ASIDE IN SEPARATE ACCOUNTS		1,118
EXCESS FUNDS IN SEPARATE ACCOUNTS		$ 1,167

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in MLPF&S's unaudited FOCUS Report as of December 28, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 20, 2008

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, NY 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and subsidiaries (the "Company") as of and for the year ended December 28, 2007 (on which we issued our report dated March 20, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by MLPF&S, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by MLPF&S in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by MLPF&S including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether

those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except as noted below, MLPF&S's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 28, 2007, to meet the SEC's and CFTC's objectives.

MLPF&S concluded and we agreed that the control environment related to the calculation of Value at Risk ("VaR") amounts being used to determine market risk deductions for regulatory net capital under SEC Rule 15c3-1 represented a material inadequacy at December 28, 2007 and during the year then ended. MLPF&S notified the SEC and other applicable regulatory agencies in their letter dated February 25, 2008 of such matter. Specifically, during the period August 2007 through February 2008, the VaR

amounts were inaccurately calculated because data contained in the risk systems and used to calculate VaR was not properly reconciled to the underlying trading systems and or other source data. The Company has implemented a remediation plan to improve the controls and processes surrounding the review and reconciliation of the VaR amounts.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END